February 2, 2005




Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:    CSFB Asset Repackaging Depositor LLC
            Registration Statement No. 333-121295
            -------------------------------------

Ladies and Gentlemen:

     In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement No. 333-121295 be accelerated so that it may become effective by 2:00 p.m. on February 4, 2005 or as soon as possible thereafter.

                            Very truly yours,

                            CSFB ASSET REPACKAGING DEPOSITOR LLC


                            By:   /s/ Michael Cummings
                               ------------------------------------------
                                 Name: Michael Cummings, Esq.
                                 Title:   Vice President